EXHIBIT 1.01

Ethan Allen Interiors Inc.

Conflict Minerals Report

For the Year Ended December 31, 2024

This is the Conflict Minerals Report (the “Report”) of Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”) for calendar year 2024 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, Ethan Allen undertook due diligence to determine the source of Conflict Minerals, if any, used in its manufacture of furniture and home furnishing accessories. In conducting its due diligence, Ethan Allen modeled its due diligence framework on the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition. The Company’s due diligence process includes adoption of a Conflict Minerals Policy (which has been posted to its website at https://ir.ethanallen.com/esg/esg-responsibility), establishment of a management structure with cross-functional team members and senior executives, determination of the necessary scope of investigation and response, ongoing communication with suppliers, and establishment of record keeping procedures. Specifically, Ethan Allen performed the following procedures:

(1)	identified each supplier from which it purchased materials to be incorporated into its manufactured products;

(2)	obtained the address of each such supplier;

(3)	transmitted written correspondence to each supplier in which it:

(a)

provided an understanding of Ethan Allen’s commitment of sourcing minerals from conflict-affected and high-risk areas in line with its corporate policy, legal obligations and existing international standards;

(b)

requested each supplier to collect and provide to Ethan Allen supply chain data, including country of origin information, necessary to fulfill Ethan Allen’s legal obligations under section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act;

(c)

advised that Ethan Allen was incorporating into its standard purchase order/contract terms and conditions which require each supplier to adopt a policy on the responsible sourcing of minerals, to implement due diligence processes in support of that policy, and to periodically provide Ethan Allen with information necessary to enable it to support its obligations under Dodd-Frank and its own policies;

(d)

requested each supplier to provide information to identify the smelters/refiners in their supply chain by utilizing the Conflict Minerals Reporting Template (the “Template”) established by the Responsible Minerals Initiative; and

(e)

sought to obtain a greater percentage of responses from suppliers who had not responded to the original request by transmitting a second request, and in some cases a third request, to provide information by utilizing the Template.

Ethan Allen’s calendar year 2024 due diligence measures were based on the initiatives of the Responsible Business Alliance (formerly the Electronic Industry Citizenship Coalition or EICC) and the Global e-Sustainability Initiative with smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a manufacturer and seller of furniture and home accessories, Ethan Allen is levels removed from the actual mining of Conflict Minerals. Ethan Allen does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries. Ethan Allen does not utilize Conflict Minerals in its manufacturing processes – it merely incorporates “stock” components manufactured by others into its finished products.

Ethan Allen’s due diligence measures included conducting a supply-chain survey described more fully above by polling each and every supplier to ascertain whether any utilized Conflict Minerals in materials or components provided to Ethan Allen which it, in turn, incorporates into furniture and home furnishing accessories, as well as collating and analyzing the responses for each supplier which responded to Ethan Allen’s correspondence. As a result of this due diligence, Ethan Allen has received no information for calendar year 2024 that would indicate its Conflict Mineral status has changed from calendar year 2023.

In addition, the Company evaluated each vendor response whose declaration forms indicated no conflict materials are present. Ethan Allen determined that the materials supplied by each of the suppliers which responded to the survey by completing the Template, to the extent that they contain tantalum, tin, titanium or gold, are either DRC conflict free or DRC conflict undeterminable. Based upon a review of all vendor responses, three of our vendors advised us that their product(s) contained 3TG minerals, namely tin. However, none of our vendors identified the DRC or any adjoining countries as a country of origin for any Conflict Mineral.

Ethan Allen was able to increase the response rate of its suppliers for the calendar year 2024 as compared with 2023, which helped to improve the completeness of the due diligence measures performed. With regard to those few suppliers that did not respond, Ethan Allen has insufficient information to enable it to conclude whether the Conflict Minerals which are contained in the supplied materials, if any, originated in the Covered Countries, and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. The Company intends to continue engaging with its suppliers to further mitigate the risk that its necessary Conflict Minerals do not benefit armed groups. This includes requesting all suppliers recertify by means of the Template and informing any smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation. However, Ethan Allen has no reason to believe that any necessary conflict minerals may have originated in the DRC or any adjoining country.

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